EXHIBIT 11

PEOPLES BANCORP INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands, except per share data)	2007	2006	2007	2006
BASIC EARNINGS PER SHARE
EARNINGS:
Net income	$ 5,349	$ 5,536	$ 10,995	$ 11,467

AVERAGE SHARES OUTSTANDING:
Weighted-average common shares outstanding	10,503,952	10,591,926	10,544,199	10,561,355

BASIC EARNINGS PER SHARE	$ 0.51	$ 0.52	$ 1.04	$ 1.09

DILUTED EARNINGS PER SHARE
EARNINGS:
Net income	$ 5,349	$ 5,536	$ 10,995	$ 11,467

AVERAGE SHARES OUTSTANDING:
Weighted-average common shares outstanding	10,503,952	10,591,926	10,544,199	10,561,355
Diluted effect of outstanding stock options and unvested
restricted common shares	70,298	122,104	75,616	128,110
Total weighted-average diluted common shares	10,574,250	10,714,030	10,619,815	10,689,465

DILUTED EARNINGS PER SHARE	$ 0.51	$ 0.52	$ 1.04	$ 1.07